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Exhibit 20.1

FOR IMMEDIATE RELEASE

Contacts:	Edward C. Milligan President & CEO Main Street Banks (770) 422-2888	Samuel B. Hay III Chief Operating Officer Main Street Banks (770) 385-2424

Main Street Banks Announces Stock Repurchase Program
and Declares Quarterly Dividend

ATLANTA—April 10, 2002—Main Street Banks, Inc. (Nasdaq: MSBK), the largest and highest performing community bank in metropolitan Atlanta, today announced that the Board of Directors has authorized a common stock repurchase program for up to 500,000 shares of the Company's 15,710,315 shares outstanding as of March 31, 2002. The share repurchase plan announced today replaces a plan, approved in September 2001, which authorized the repurchase of up to 150,000 shares of common stock.

"The Board decision to repurchase stock reflects management's confidence in our Company's performance and its future prospects." said chief executive officer Edward C. Milligan. "Given our growth strategy, the dynamic markets in which we operate, our operational performance to date and our strong asset quality, we believe the repurchase program is in the best interests of our shareholders."

Any purchases under the Company's stock repurchase program may be made, from time-to-time, in the open market or in privately negotiated transactions. The timing and amount of any repurchase of shares will be determined by the Company's management, based on its evaluation of market conditions and other factors. The repurchase program may be suspended at any time or from time-to-time without prior notice. Any repurchased shares may be available for use in connection with its stock plans and for other corporate purposes.

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Quarterly Dividend Declared

On April 10, 2002, the Company's Board of Directors also declared a regular quarterly dividend of 10.5 cents per share of common stock, payable May 8, 2002 to shareholders of record at the close of business April 24, 2002.

About Main Street

Main Street Banks, Inc., a $1 billion-asset community banking organization based in metropolitan Atlanta, provides a broad range of banking, brokerage, insurance, and mortgage products and services through its 21 branch offices located in 12 of Georgia's fastest growing communities. The bank was created through the May 24, 2000 merger of First Sterling Banks, Inc. and Main Street Banks Incorporated in a pooling of interests transaction, creating the largest and highest performing community banking company in the greater Atlanta area.

Safe Harbor

Statements made in this press release, other than those containing historical information, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Act of 1995. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements. Main Street cautions readers that results and events subject to forward-looking statements could differ materially due to the following factors: possible changes in economic and business conditions; the ability of Main Street to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, laws and regulations; the effects of easing of restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of loans; the effects of changing interest rates and other risks and factors identified in the company's filings with the Securities and Exchange Commission.

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  Exhibit 20.1